UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 22, 2015

PACASMAYO

Second Quarter 2015 Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Hugh Collins
MBS Value Partners
Tel: (212) 223-4632
E-mail: **hugh.collins@mbsvalue.com**

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Second Quarter 2015

Lima, Peru, July 22, 2015 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q15”) and six months (“6M15”) ended June 30, 2015. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial  and Operational Highlights:

2Q15 Highlights

•	Consolidated EBITDA increased 6.4% to S/. 89.3 million in 2Q15 from S/. 83.9 million in 2Q14; achieving a Consolidated EBITDA margin of 32.3%, compared with 27.7% in 2Q14

•	Net income increased 8.0% to S/. 44.3 million in 2Q15 from S/. 41.0 million in 2Q14
•	Gross margin increased to 43.2% in 2Q15 from 40.4% in 2Q14, reflecting cost-cutting initiatives
•	Revenues fell 8.8%, on weaker demand from public sector
•	Piura project now in final stage of construction; cement production to begin during 3Q15

6M15 Highlights

•	Consolidated EBITDA increased 8.4% to S/. 178.5 million from S/.169.7 million in 6M14, achieving a Consolidated EBITDA margin of 31.5%, compared with 27.3% in 6M14

•	Net income increased 19.4% to S/. 96.5 million

•	Gross margin increased to 43.1% in 6M15 from 40.5% in 6M14

•	Revenues fell 6%, on weaker demand from public sector

	Financial and Operating Results
	2Q15	2Q14	% Var.	6M15	6M134	% Var.
In millions of S/.
Sales of goods	276.5	303.3	-8.8%	567.1	603.3	-6.0%
Gross profit	119.5	122.5	-2.4%	244.6	244.2	0.2%
Operating profit	73.0	68.4	6.7%	145.4	133.7	8.7%
Net Income	44.3	41.0	8.0%	96-5	80.8	19.4%
Net income of controller	45.3	41.8	8.4%	98.5	82.4	19.5%
Consolidated adjusted EBITDA	89.3	83.9	6.4%	178.5	164.6	8.4%
Cement EBITDA*	92.4	86.5	6.8%	184.4	170.0	8.5%
Gross Margin	43.2%	40.4%	2.8 pp.	43.1%	40.5%	2.6 pp.
Operating Margin	26.4%	22.6%	3.8 pp.	25.6%	22.2%	3.4 pp.
Net Income	16.0%	13.5%	2.5 pp.	17.0%	13.4%	3.6 pp.
Net Income of Controller Margin	16.4%	13.8%	2.6 pp.	17.4%	13.7%	3.7 pp.
Consolidated adjusted EBITDA Margin	32.3%	27.7%	4.6 pp.	31.5%	27.3%	4.3 pp.
Cement EBITDA Margin	33.4%	28.5%	4.9 pp.	32.5%	28.2%	4.5 pp.

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Management Comments

In the second quarter, we remained focused on our strategy to be an efficient, high-margin producer of construction materials. Despite the reduced volume of cement sold, we succeeded in increasing our gross margin by 280 basis points from a year ago, while our EBITDA margin also expanded. This demonstrates the success of recent initiatives we have implemented to reduce both the cost of production and our corporate overhead.  There is now meaningful operating leverage built into our production model.

This strategy can also be seen in our results for the first half of 2015. Despite lower year-on-year cement volumes, our gross margin was 43.1%, up from 40.5% in the first half of 2014, while EBITDA grew 8.4%.

Second quarter results were impacted by continued weakness in cement demand from the public sector. This led to a 9.4% reduction in cement volumes sold, and also reduced year-on-year EBITDA, excluding S/. 8.8 million of income from the sale of a real estate asset. On a positive note, the self-construction market, which accounts for more than 50% of our output, remained resilient, with stable demand compared with a year ago.

We have now entered the final phase of construction at our Piura plant, which will be Peru’s most technologically advanced cement facility. In the course of the second quarter we finished the electro mechanical setup and began the commissioning of the cement line, which includes cement grinding, packaging, transferring to pallets and loading the trucks for dispatch. We expect the US$386 million facility to begin cement production during 3Q15 and to begin clinker production by the fourth quarter, on time and on budget. The facility will reach 60% capacity by year-end, a level which we have established as the optimal capacity utilization given the current conditions in the Peruvian cement market. At that point, our operations will benefit from streamlined production and the elimination of clinker imports providing a meaningful boost to our margins going forward and we will be in a position to increase capacity utilization along with demand.

Looking ahead to the second half of 2015, independent forecasts point towards a recovery in Peruvian infrastructure spending. Local government spending improved slightly late in the quarter, and we expect this trend to continue through the second half, while the self-construction market is expected to remain at or near its current level.  Based on this, we now expect full-year cement volumes to be similar to those of 2014.

We do expect to incur additional costs in the second half of the year, related to the start-up of the Piura plant. The efficiency measures we have implemented in the last 12 months mean we will be in a position to absorb these additional costs without reducing full-year margins compared to 2014.

To sum up, we believe we are well-positioned for the second half of the year, both in terms of our operations and the overall demand environment.  The start-up of the Piura facility will be a landmark in the history of the Company, and we are confident about 2016 and beyond.

Economic Overview for 2Q15:

GDP growth was 2.1% in the January-May period, the most recent month where data was available, according to the National Institute of Statistics. Consesus estimates for 2015 GDP growth are at around 3.1%, compared with 2.4% in 2014, with a further acceleration in 2016.

Infrastructure spending in 2015 is expected to total $6.5 billion, a 40% increase from 2014, according to Apoyo Consultoría. A pick up in spending in the second half of the year is expected to offset a weak first six months to the year.

In an effort to stimulate the economy, the central government has recently passed measures to accelerate public spending, including infrastructure spending. These measures are specifically targeted at boosting spending at a regional level, where the election of new local governments has delayed public projects.

Nonetheless, It is important to mention that the outlook for 2016 and beyond is positive. According to JP Morgan, there is less risk in this presidential race than any of the previous ones, which should imply less political risk with reduced impact on investment.

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos
Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”).  During the last 10 years, cement dispatches have grown steadily; however, despite this growth, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
					Apr-2015	
Plant	2011	2012	2013	2014	LTM	% share
C. Pacasmayo	1,748	2,045	2,110	2,051	1,996	17.5%
C. Selva	196	200	240	296	296	2.6%
Imports	47	29	34	40	36	0.3%
Total	**1,991**	**2,274**	**2,384**	**2,387**	**2,328**	**20.4%**

Central Region (thousands of metric tons)						
					Apr-2015	
Plant	2011	2012	2013	2014	LTM	% share
UNACEM	4,709	5,315	5,612	5,701	5,687	49.7%
Caliza Inca	104	157	288	383	381	3.3%
Imports	351	409	465	461	447	3.9%
Total	**5,164**	**5,881**	**6,365**	**6,545**	**6,515**	**56.9%**

Southern Region (thousands of metric tons)						
					Apr-2015	
Plant	2011	2012	2013	2014	LTM	% share
C. Yura	1,260	1,689	2,509	2,600	2,602	22.7%
C. Sur	449	514	6	-	-	-
Total	**1,709**	**2,203**	**2,515**	**2,600**	**2,602**	**22.7%**
Total Regions	**8,864**	**10,358**	**11,264**	**11,532**	**11,445**	**100.0%**

Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Main Infrastructure Projects in the Area of Influence:

Infrastructure spending in 2015 is expected to total $6.5 billion, a 40% increase from 2014, according to Apoyo Consultoría. A pick up in spending in the second half of the year is expected to offset a weak first six months to the year.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, there are three projects that are in the execution phase.

•
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of June 30, 2015, around 10% of the total cement needed has been shipped.

•	Chavimochic Project – Cementos Pacasmayo is in the final stages of contract negotiations to provide cement and concrete for this project. Shipments should begin during 3Q15.

•
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of June 30, 2015, the Company estimates that around 15% of the total demand for the project has been shipped. During 6M15 there were some delays due to rains, but shipments have now resumed.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Pacasmayo Plant	450.0	502.1	-10.4%	922.5	1,015.2	-9.1%
Rioja Plant	62.9	65.9	-4.6%	133.9	136.8	-2.1%
Total	512.9	568.0	-9.7%	1,056.4	1,152.0	-8.3%

Cement production volume at the Pacasmayo plant in 2Q15 decreased 10.4% compared to 2Q14, and 9.1% in 6M15 compared to 6M14, due to lower cement demand, mainly from local and regional governments.

Cement production volume at the Rioja Plant decreased 4.6% in 2Q15 compared to 2Q14, and 2.1% in 6M15 compared to 6M14.

Clinker Production Volume
(thousands of metric tons)

	Production
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Pacasmayo Plant	236.0	241.1	-2.1%	488.6	531.5	-8.1%
Rioja Plant	53.1	55.2	-3.8%	116.6	108.4	7.6%
Total	289.1	296.3	-2.4%	605.2	639.9	-5.4%

Clinker production volume at the Pacasmayo plant in 2Q15 was slightly below 2Q14 and 8.1% in 6M15 compared to 6M14. Likewise, during 2Q15, 38,455 MT of imported clinker were consumed, 63.7% less than the 105,977 MT used in 2Q14. During 6M15, 114,983 MT of imported clinker were consumed, 51.3% less than the 236,323 MT consumed in 6M14. The Company expects to stop using imported clinker as soon as the Piura plant is fully operational.

Clinker production volume at the Rioja plant decreased 3.8% in 2Q15 compared to 2Q14. In 6M15, production increased 7.6% compared to 6M14, mainly explained by a higher production for inventory purposes during 1Q15.

Quicklime Production Volume
(thousands of metric tons)

	Production
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Pacasmayo Plant	30.2	34.8	-13.2%	56.9	54.1	5.2%

Quicklime production volume decreased 13.2% in 2Q15 compared to 2Q14, despite an increase in sales volume, as the Company ran down inventories. During 6M15, quicklime production volume increased 5.2% compared to 6M14, in line with increased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo and Rioja plants was stable at 2.9 million MT and  440,000 MT respectively.

The annual installed clinker capacity at the Pacasmayo and Rioja plants remained stable at 1.5 million MT and 280,000 MT respectively.

Utilization Rate:

Pacasmayo Plant Utilization Rate1

	Utilization Rate
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Cement	62.1%	69.3%	-7.2 pp.	63.6%	70.0%	-6.4 pp.
Clinker	62.9%	64.3%	-1.4 pp.	65.1%	70.9%	-5.8 pp.
Quicklime	50.3%	58.0%	-7.7 pp.	47.4%	45.1%	2.3 pp.

The utilization rate of cement production at the Pacasmayo plant decreased 7.2 percentage points in 2Q15 compared to 2Q14, and 6.4 percentage points in 6M15 compared to 6M14, reflecting lower demand.

The utilization rate of clinker production in 2Q15 was slightly below 2Q14, and decreased 5.8 percentage points in 6M15 compared to 6M14.

Additionally, the utilization rate of quicklime production decreased 7.7 percentage points during 2Q15, compared with 2Q14, explained by the decrease in production as the Company ran down inventories.

Rioja Plant Utilization Rate2

	Utilization Rate
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Cement	57.2%	59.9%	-2.7 pp.	60.9%	62.2%	-1.3 pp.
Clinker	75.8%	78.9%	-3.1 pp.	83.3%	77.4%	5.9 pp.

The utilization rate of cement production at the Rioja plant was 57.2% in 2Q15, slightly below 2Q14.

The utilization rate of clinker production at the Rioja plant decreased 3.1 percentage points in 2Q15 compared to 2Q14, reaching 75.8%.

_________________________
1-2 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

New Cement Plant in Piura

Construction of the new cement plant in Piura entered its final phase in the second quarter of 2015. Developments in the quarter included finishing the electro mechanical setup of all of the cement equipment, and the beginning of the commissioning stage for the cement line, which should finish in the upcoming weeks. Cement production at the plant is expected to begin during 3Q15 and to reach 60% capacity of 1.6 million tons of cement and 1.0 million tons of clinker by year end.

The new plant will improve the Company’s competitive position in the northern region of Peru. With production from three plants, the Company will be able to serve its market more efficiently. This state-of-the-art plant will be the most modern in Latin America. It will begin operating during the second half of 2015, and the Company will achieve significant efficiencies at the consolidated level due to the elimination of imported clinker and the use of more advanced production technology. It will also reduce transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale.

As of June 30, 2015, the Company has invested approximately US$ 294.2 million. It is important to highlight that total investment, estimated at US$ 386 million, and the estimated date to initiate operations, are perfectly aligned with the original budget and the schedule established at the beginning of the construction process.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Nuevos Soles S/.)

	Income Statement
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Sales of goods	276.5	303.3	-8.8%	567.1	603.3	-6.0%
Gross Profit	119.5	122.5	-2.4%	244.6	244.2	0.2%
Total operating expenses, net	-46.5	-54.1	-14.0%	-99.4	-110.5	-10.0%
Operating Profit	73.0	68.4	6.7%	145.3	133.7	8.7%
Total other expenses, net	-10.4	-8.0	30.0%	-10.3	-15.6	-34.0%
Profit before income tax	62.6	60.4	3.6%	135.0	118.1	14.3%
Income tax expense	-18.4	-19.4	-5.2%	-38.4	-37.3	2.9%
Net Income	44.3	41.0	8.0%	96.5	80.8	19.4%
Non-controlling interests	-1.0	-0.8	25.0%	-2.0	-1.6	25.0%
Net Income of controller	45.3	41.8	8.4%	98.5	82.4	19.5%

Profit for the period increased 8.0% during 2Q15 compared to 2Q14, and 19.4% in 6M15 compared to 6M14, mainly due to a higher gross margin, an S/. 8.8 million income from the sale of real estate assets, and a favorable effective exchange rate impact due to a better management of foreign currency risk. As of June 30, 2015, the Company had cross currency swap contracts for all of its US$ 300 million dollar denominated debt.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	2Q15	2Q14	% Var.		6M15	6M14	% Var.
Sales of goods	239.9	261.4		-8.2%	490.9	525.4		-6.6%
Cost of Sales	-124.5	-142.5		-12.6%	-255.9	-286.1		-10.6%
Gross Profit	115.4	118.9		-2.9%	235.0	239.3		-1.8%
Gross Margin	48.1%	45.5%	-2.6	pp.	47.9%	45.5%	2.4	pp.

Sales of cement, concrete and blocks decreased 8.2% during 2Q15 compared to 2Q14. However, gross margin increased 2.6 percentage points during 2Q15 compared to 2Q14, mainly driven by lower use of imported clinker and an increase in sales price for cement and sustained operational efficiencies.

Likewise, during 6M15 sales of cement, concrete and blocks decreased 6.6% compared to 6M14. However, gross margin increased 2.4 percentage points during 6M15 compared to 6M14, mainly driven by lower use of imported clinker and a lower clinker/cement ratio.

Sales of cement represented 85.7% of cement, concrete and block sales during 2Q15.

	Cement
	2Q15	2Q14	% Var.		6M15	6M14	% Var.
Sales of goods	205.5	220.0	-6.6%		423.8	448.9	-5.6%
Cost of Sales	-99.8	-113.8	-12.3%		-206.3	-233.4	-11.6%
Gross Profit	105.7	106.2	-0.5%		217.5	215.5	0.9%
Gross Margin	51.4%	48.3%	3.1.	pp.	51.3%	48.0%	3.3	pp.

Sales of cement decreased 6.6% in 2Q15 compared to 2Q14, and 5.6% in 6M15 compared to 6M14, reflecting weaker demand in the Peruvian infrastructure market. However, gross margin improved 3.1 percentage points in 2Q15 compared to 2Q14 and 3.3 percentage points in 6M15 compared to 6M14. This was mainly driven by lower use of imported clinker, an improvement in the clinker/cement ratio and higher prices.

Sales of concrete represented 10.9% of cement, concrete and block sales during 2Q15.

	Concrete
	2Q15	2Q14	% Var.		6M15	6M14	% Var.
Sales of goods	26.2	33.1	-20.8%		52.5	60.0	-12.5%
Cost of Sales	-19.2	-23.1	-16.9%		-39.5	-41.3	-4.4%
Gross Profit	7.0	10.0	-30.0%		13.0	18.7	-30.5%
Gross Margin	26.7%	30.2%	-3.5	pp.	24.8%	31.2%	-6.4	pp.

Sales of concrete decreased 20.8% and gross margin decreased 3.5 percentage points during 2Q15 compared to 2Q14. Likewise, sales decreased 12.5% and gross margin 6.4 percentage points during 6M15 compared to 6M14, mainly explained by a decrease in sales volume due to delays in medium and large infrastructure projects.

Sales of blocks represented 3.4% of cement, concrete and block sales during 2Q15.

	Blocks, bricks and pavers
	2Q15	2Q14	% Var.		6M15	6M14	% Var.
Sales of goods	8.2	8.3	-1.2%		14.6	16.5	-11.5%
Cost of Sales	-5.5	-5.6	-1.8%		-10.1	-11.4	-11.4%
Gross Profit	2.7	2.7	-		4.5	5.1	-11.8%
Gross Margin	32.9%	32.5%	0.4	pp.	30.8%	30.9%	-0.1	pp.

During 2Q15, blocks, bricks and pavers sales and gross margin remained stable compared to 2Q14. In 6M15, sales decreased 11.5% mainly due to a change in product mix. Gross margin remained stable during 6M15 compared to 6M14.

Sales: Quicklime
(in millions of Nuevos Soles S/.)

	Quicklime
	2Q15	2Q14	% Var.		6M15	6M14	% Var.
Sales of goods	20.2	19.7	2.5%		39.2	30.5	28.5%
Cost of Sales	-16.7	-16.6	0.6%		-31.0	-26.9	15.2%
Gross Profit	3.5	3.1	12.9%		8.2	3.6	N/R
Gross Margin	17.3%	15.7%	1.6	pp.	20.9%	11.8%	9.1	pp.

Quicklime sales increased 2.5% in 2Q15 compared to 2Q14, and 28.5% in 6M15 compared to 6M14, mainly due to an increase in sales volume since we continue to serve new clients. Gross margin increased 1.6 percentage points during 2Q15 compared to 2Q14, and 9.1 percentage points in 6M15 compared to 6M14 mainly due to improvements in our kilns and operational efficiencies which have resulted in lower production costs.

Sales: Construction Supplies3
(in millions of Nuevos Soles S/.)

	Construction Supplies
	2Q15	2Q14	% Var.		6M15	6M14	% Var.
Sales of goods	16.2	21.8	-25.7%		36.6	46.9	-22.0%
Cost of Sales	-15.6	-21.2	-26.4%		-35.3	-45.4	-22.2%
Gross Profit	0.6	0.6	-		1.3	1.5	-13.3%
Gross Margin	3.7%	2.8%	0.9	pp.	3.6%	3.2%	0.4	pp.

During 2Q15, sales of construction supplies decreased 25.7% compared to 2Q14, and 22.0% in 6M15 compared to 6M14, mainly due to lower demand, in line with the rest of the construction sector, and increased competition which resulted in lower prices.  Gross margin during 2Q15 and 6M15 remained stable compared to 2Q14 and 6M14 respectively.

__________________________
3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Nuevos Soles S/.)

	Administrative expenses
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Personnel expenses	26.4	24.6	7.3%	53.8	52.4	2.7%
Third-party services	15.0	14.4	4.2%	28.3	28.5	-0.7%
Board of directors compensation	1.6	1.3	23.1%	3.4	2.6	30.8%
Depreciation and amortization	2.8	2.7	3.7%	5.7	5.4	5.6%
Other	3.5	2.8	25.0%	6.6	5.8	13.8%
Total	49.3	45.8	7.6%	97.8	94.7	3.3%

Although we have continued to successfully execute our administrative expenses reduction policy, during 2Q15, administrative expenses increased 7.6% compared with 2Q14 mainly due to an increase in personnel expenses and third party services related to training and other startup cost of the new cement plant in Piura, and an increase in the board of directors' compensation mainly due to the appreciation of the US dollar.

Selling Expenses
(in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Personnel expenses	3.4	3.9	-12.8%	7.1	7.6	-6.6%
Advertising and promotion	2.2	2.8	-21.4%	4.5	5.7	-21.1%
Other	1.7	1.1	54.5%	2.6	2.3	13.0%
Total	7.3	7.8	-6.4%	14.2	15.6	-9.0%

During 2Q15 selling expenses decreased 6.4% compared to 2Q14, and 9.0% in 6M15 compared to 6M14, mainly from lower advertising and marketing expenses.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	2Q15	2Q14	Var %.	6M15	6M14	Var %.
Net Income	44.3	41.0	8.0%	96.5	80.8	19.4%
+ Income tax expense	18.4	19.4	-5.2%	38.4	37.3	2.9%
- Finance income	-0.9	-1.4	-35.7%	-1.5	-6.0	-75.0%
+ Finance costs	11.9	8.6	38.4%	17.0	18.3	-7.1%
+/- Net (loss) gain from exchange rate	-0.5	0.8	N/R	-5.2	3.3	N/R
+ Depreciation and Amortization	16.3	15.5	5.2%	33.3	30.9	7.8%
Consolidated adjusted EBITDA	89.3	83.9	6.4%	178.5	164.6	8.4%
EBITDA from FdP y Salsud *	3.1	2.6	19.2%	5.9	5.4	9.3%
Cement EBITDA	92.4	86.5	6.8%	184.4	170.0	8.5%

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 2Q15, consolidated EBITDA increased 6.4% to S/. 89.3 million compared to S/. 83.9 million in 2Q14, mainly as a result of higher gross margin, as well as an income of S/. 8.9 million from the sale of a real estate asset. During 6M15 EBITDA increased 8.4% compared to 6M14, mainly as a result of the above, as well as the administrative expenses reduction policy.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Nuevos Soles S/.)
As of June 30, 2015, the Company’s cash position was S/. 430.3 million (US$ 135.4 million). This balance includes certificates of deposit for S/. 377.5 million (US$ 118.8 million), distributed as follows:

Certificates of deposits in Nuevos Soles
Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 10.0	3.50%	June 17,2015	August 18, 2015
Banco de Crédito del Perú	S/. 9.0	3.50%	June 18,2015	August 18, 2015
Banco de Crédito del Perú	S/. 5.0	3.25%	June 19,2015	August 18, 2015
Banco de Crédito del Perú	S/. 30.0	3.08%	June 23,2015	July 23,2015
Banco de Crédito del Perú	S/. 10.0	3.05%	June 30,2015	July 2,2015
BBVA Banco Continental	S/. 3.0	3.35%	June 19,2015	August 18, 2015
BBVA Banco Continental	S/. 5.0	4.00%	June 30,2015	July 2,2015
	S/. 72.0

Certificates of deposits in US Dollars

Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 30.0	0.30%	June 10,2015	October 20, 2015
Banco de Crédito del Perú	USD 43.3	0.10%	May 14,2015	July 16,2015
Banco de Crédito del Perú	USD 10.0	0.25%	May 14,2015	November 12,15
Banco de Crédito del Perú	USD 5.0	0.25%	June 18,2015	October 20, 2015
Banco de Crédito del Perú	USD 3.0	0.18%	June 23,2015	July 23,2015
Banco de Crédito del Perú	USD 5.0	0.25%	June 30,2015	October 20, 2015
	USD 96.3

The remaining balance of S/. 52.8 million (US$ 16.6 million) is held in the Company’s bank accounts, of which US$ 3.8 million are denominated in US dollars and the remainder in Nuevos Soles.

Debt Position:

Consolidated Debt
(in millions of Nuevos Soles S/.)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	953.1	953.1
Future interest payments	42.9	85.8	85.8	128.8	343.3
Total	42.9	85.8	85.8	1,081.9	1,296.4

As of June 30, 2015, the Company’s total outstanding debt reached S/. 953.1 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of June 30, 2015, the Company has entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to US dollar-denominated debt.

Net Debt/EBITDA ratio was 1.4x

Capex

Capex
(in millions of Nuevos Soles S/.)

During the first six months of 2015, the Company invested S/. 247.5 million (US$ 77.9 million), allocated to the following projects:

Projects	6M15
New Piura Plant	219.6
Pacasmayo Plant Projects	8.2
Construction of diatomite brick plant	9.4
Concrete and aggregates equipment	2.3
Phosphate Project	7.5
Rioja Plant Projects	0.4
Other investing activities	0.1
Total	247.5

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30% stake of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Fosfatos del Pacifico hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, value engineering was developed to identify opportunities to improve design, construction, and project operations. Fosfatos del Pacifico hired the main engineering companies (Hatch, Ausenco and WorleyParsons) according to experience and knowledge in various areas. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, thereby making the mining process more efficient; the reduction of the footprint of the processing plant without reducing capacity; and size reduction of the port according to the capacity requirements of the project.

In March 2014, the environmental impact study for the phosphate project was approved. This is an important milestone in the development of the project and reflects the Company’s commitment to its execution.

In April 2015, the onsite Laboratory was certified as Overseas Member of the Association of Fertilizer and Phosphate Chemists and ISO 9001.

Currently, the project is in the process of incorporating value engineering findings, from a conceptual level to a basic engineering level, which will allow for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations.

Salmueras Sudamericanas S.A.
In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies, which has over 50 years of experience in the salt business, and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study was approved in December 2014.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 57 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 3.177 per US$ 1.00, which was the exchange rate, reported as of June 30, 2015 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of June 30, 2015 (unaudited) and December 31, 2014 (audited)

Assets	As of Jun-15	As of Dec-14
Current Assets	S/. (000)	S/. (000)
Cash and term deposits	430,271	580,499
Trade and other receivables	127,025	110,843
Income tax prepayments	25,640	15,042
Inventories	320,890	324,070
Prepayments	15,516	4,367
	919,342	1,034,821

	As of Jun-15	As of Dec-14
Non-current assets	S/. (000)	S/. (000)
Other receivables	59,835	53,948
Prepayments	1,891	2,268
Available-for-sale financial investments	631	744
Other financial instruments	36,493	12,251
Property, plant and equipment	2,271,771	2,060,976
Exploration and evaluation assets	77,563	57,740
Deferred income tax assets	19,449	17,175
Other assets	879	981
	2,468,512	2,206,083

Total assets	3,387,854	3,240,904

Liabilities and equity	As of Jun-15	As of Dec-14
Current liabilities	S/. (000)	S/. (000)
Trade and other payables	148,123	137,569
Income tax payable	1,552	8,720
Provisions	37,522	53,826
	187,197	200,115

	As of Jun-15	As of Dec-14
Non-current liabilities	S/. (000)	S/. (000)
Interest-bearing loans and borrowings	941,385	883,564
Other non-current provisions	3,176	657
Deferred income tax liabilities	95,337	85,883
	1,039,898	970,104

Total liabilities	1,227,095	1,170,219

Equity	As of Jun-15	As of Dec-14
	S/. (000)	S/. (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	553,466	553,791
Legal reserve	164,754	154,905
Other reserves	-1,583	5,144
Retained earnings	785,372	696,736

Equity attributable to equity holders of the parent	2,083,973	1,992,540
Non-controlling interests	76,786	78,145

Total equity	2,160,759	2,070,685

Total liabilities and equity	3,387,854	3,240,904

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2015 and 2014 (both unaudited)

	2Q15	2Q14	6M15	6M14
	S/. (000)	S/. (000)	S/. (000)	S/. (000)
Sales of goods	276,462	303,261	567,066	603,343
Cost of sales	-156,930	-180,739	-322,448	-359,133
Gross profit	119,532	122,522	244,618	244,210

Operating expenses
Administrative expenses	-49,288	-45,771	-97,762	-94,766
Selling and distribution expenses	-7,306	-7,818	-14,205	-15,566
Other operating expenses, net	10,086	-488	12,600	-201
Total operating expenses , net	-46,508	-54,077	-99,367	-110,533

Operating profit	73,024	68,445	145,251	133,677

Other income (expenses)
Finance income	949	1,350	1,486	5,979
Finance costs	-11,907	-8,589	-17,045	-18,343
Loss from exchange difference, net	581	-819	5,266	-3,218

Total other expenses, net	-10,377	-8,058	-10,293	-15,582

Profit before income tax	62,647	60,387	134,958	118,095

Income tax expense	-18,380	-19,393	-38,434	-37,298
Profit for the period	44,267	40,994	96,524	80,797

Attributable to:
Equity holders of the parent	45,253	41,770	98,485	82,363
Non-controlling interests	-986	-776	-1,961	-1,566
Net income	44,267	40,994	96,524	80,797

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/. per share)	0.08	0.07	0.17	0.14

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2015 and June 30, 2014 (both unaudited)
	Attributable to equity holders of the parent

	Capital stock S/.(000)	Investment shares S/.(000)	Additional paid-in capital S/.(000)	Legal reserve S/.(000)	Unrealized gain on available-for-sale investments S/.(000)	Unrealized gain (loss) on cash flow hedge S/.(000)	Retained earnings S/.(000)	Total S/.(000)	Non-controlling interests S/.(000)	Total equity S/.(000)
Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	82,363	82,363	-1,566	80,797
Other comprehensive income	-	-	-	-	-3,147	-	-	-3,147	-	-3,147
Total comprehensive income	-	-	-	-	-3,147		82,363	79,216	-1,566	77,650

Appropriation of legal reserve	-	-	-	7,528	-	-	-7,528	-	-	-
Terminated dividends	-	-	-	1,670	-	-	-	1,670	-	1,670
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests	-	-	-2,232	-	-	-	-	-2,232	2,232	-

Balance as of June 30, 2014	531,461	50,503	554,062	129,031	15,898	-	728,539	2,009,494	80,115	2,089,609

Balance as of January 1, 2015	531,461	50,503	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	98,485	98,485	-1,961	96,524
Other comprehensive income	-	-	-	-	-84	-6,643	-	-6,727	-	-6,727
Total comprehensive income	-	-	-	-	-84	-6,643	98,485	91,758	-1,961	89,797

Appropriation of legal reserve	-	-	-	9,849	-	-	-9,849	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	277	277
Other adjustments of non-controlling interests	-	-	-325	-	-	-	-	-325	325	-

Balance as of June 30, 2015	531,461	50,503	553,466	164,754	134	-1,717	785,372	2,083,973	76,786	2,160,759